# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MNTN, Inc., CIK 0001891027
CUSIP: 55318A108
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 823 Congress Avenue, #1827, Austin, Texas (TX), 78768
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002066651

## Reporting persons
- MGD Holdings: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 4,154,041; sole dispositive power 0; shared dispositive power 4,154,041; aggregate amount beneficially owned 4,154,041 (8% of the class)
- CCT Services 1 Limited: type of reporting person: corporation (CO); citizenship or place of organization: Jersey (Y9); sole voting power 0; shared voting power 4,154,041; sole dispositive power 0; shared dispositive power 4,154,041; aggregate amount beneficially owned 4,154,041 (8% of the class)

## Item 1. Issuer
Name of issuer: MNTN, Inc.
Address of issuer's principal executive offices: 823 Congress Avenue #1827 Austin, TX, 78768

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

MGD Holdings

CCT Services 1 Limited
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is Collas Crill Trust and Corporate Services, Gaspe House, 66-72 Esplanade, St Helier, Jersey JE1 4XD.
Citizenship: MGD Holdings is organized under the laws of the Cayman Islands. CCT Services 1 Limited is organized under the laws of Jersey.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented herein represents beneficial ownership of Class A Common Stock of the Issuer as of June 30, 2025, based upon 48,269,318 shares of Class A Common Stock outstanding as of June 30, 2025, as provided by the Issuer. The ownership information also assumes the conversion of the Class B common stock, par value $0.0001 per share ("Class B Common Stock") of the Issuer into shares of Class A Common Stock on a one-to-one basis.

MGD Holdings is the beneficial owner of 4,154,041 shares of Class A Common Stock, which consists of 281,250 shares of Class A Common Stock and 3,872,791 shares of Class A Common Stock underlying shares of Class B Common Stock held directly. Voting and dispositive decisions with respect to the shares held by MGD Holdings are made by its sole director, CCT Services 1 Limited. As such, CCT Services 1 Limited may be deemed to share beneficial ownership of such securities.
Percent of class: 8.0%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 4,154,041
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 4,154,041

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- MGD Holdings: By: CCT Services 1 Limited, /s/ Katie Bonfrer, Katie Bonfrer, Director (08/14/2025)
- MGD Holdings: By: CCT Services 1 Limited, /s/ Nicholas Ward, Nicholas Ward, Director (08/14/2025)
- CCT Services 1 Limited: /s/ Katie Bonfrer, Katie Bonfrer, Director (08/14/2025)
- CCT Services 1 Limited: /s/ Nicholas Ward, Nicholas Ward, Director (08/14/2025)